EXHIBIT 99.1

Volvo: Truck Deliveries -- April 2003

GOTEBORG, Sweden, May 20, 2003 (PRIMEZONE) -- Deliveries from Volvo's (Nasdaq:VOLVY) (Other OTC:VOLVF) (Other OTC:VOLAFK) truck operations, which include Volvo Trucks, Mack Trucks, Inc. and Renault Trucks, declined 10% in April, compared with the corresponding month last year. On a year-to-date basis, deliveries amounted to 48,740 trucks, an increase of 3% compared with the year-earlier period. In Europe, deliveries increased 7%, while North America posted a 14% decline compared with the first four months in 2002.

"Truck deliveries in Europe declined by 10% in April, reflecting the lower market activity, which is in line with our market outlook. In North America, Volvo Trucks continues to have a good momentum, while Mack is experiencing weaker demand," says Volvo's CEO Leif Johansson. On a 12-month rolling basis, total order bookings for the truck brands was down 7% compared with the preceding year, with Europe down 12% and North America up 5%.

Deliveries by market area:

 Delivered Units          Year-to-Date     Change
 Volvo Group               2003       2002
 Europe                  31,927     29,902     7%
   Western Europe        29,040     27,733     5%
   Eastern Europe         2,887      2,169    33%
 North America            9,125     10,560   -14%
 South America            1,584      1,669    -5%
 Asia                     3,696      2,225    66%
 Other markets            2,408      2,996   -20%
 Total, Volvo Group      48,740     47,352     3%

Mack Trucks, Inc.

The decline in activity from the year-earlier period is partly attributable to the transfer of Mack production from Winnsboro to New River Valley, which resulted in significantly lower volume of Mack highway products available from November 2002 through April 2003. In addition, while the overall truck market in North America experienced some modest improvement in April, Mack's core segments of construction and refuse still lagged due to continuing concern over economic conditions.

 Deliveries by market area:
 Delivered Units               Year-to-Date      Change
 Mack Trucks Inc.               2003       2002
 North America                 4,912      6,570     -25%
 South America                   124        231     -46%
 Asia                             20          1     n.a.
 Other markets                   339        293      16%
 Total, Mack Trucks Inc.       5,395      7,095     -24%

Renault Trucks Deliveries declined by 3% through April. Eastern Europe continues to develop well and deliveries rose 38% to date this year. In Western Europe, deliveries continued the downward trend and declined by 5%. Deliveries in some countries increased. Spain was up 8%, UK 6% and Germany 2%. The market in Portugal is still experiencing difficulties and the volume of Renault Trucks was down 41%.

 Deliveries by market area:
 Delivered Units            Year-to-Date         Change
 Renault Trucks              2003       2002
 Europe                    18,912     19,368         -2%
   Western Europe          17,520     18,356         -5%
   Eastern Europe           1,392      1,012         38%
 North America                102                    n.a.
 South America                 21                    n.a.
 Asia                         429         92         n.a.
 Other markets              1,042      1,789         n.a.
 Total Renault Trucks      20,506     21,249         -3%

Volvo Trucks

Volvo Trucks increased deliveries in all markets through April. The significant increase in Western Europe (+23%) and Asia (+52%) is due partly to the low deliveries of Volvo FH and Volvo FM during the first quarter last year. However, demand for these new trucks has remained high and market shares gradually increased in important markets.

Iran is the fourth largest market for Volvo Trucks so far this year. Deliveries amount to 1,364 (+110%), which reflects the successful partnership for truck assembly that Volvo Trucks has with Saipa Diesel in Teheran.

 Deliveries by market area:
 Delivered Units           Year-to-Date         Change
 Volvo Trucks               2003       2002
 Europe                   13,015     10,534         24%
     Western Europe       11,520      9,377         23%
     Eastern Europe        1,495      1,157         29%
 North America             4,111      3,990          3%
 South America             1,439      1,438          0%
 Asia                      3,247      2,132         52%
 Other markets             1,027        914         12%
 Total, Volvo Trucks      22,839     19,008         20%

For further information, please contact:
Investor Relations:
Fredrik Brunell +46 31 66 11 91
Christer Johansson +46 31 66 13 34

Media Relations:
Bernard Lancelot, Renault Trucks
+33 4 72 96 27 59

Bob Martin, Mack Trucks, Inc.
+1 (610) 709-2670

Claes Claeson, Volvo Truck Corporation
+46 31 66 39 08/+46 708-36 39 08

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http://www.waymaker.net/bitonline/2003/05/20/20030520BIT00570/wkr0001.doc

http://www.waymaker.net/bitonline/2003/05/20/20030520BIT00570/wkr0002.pdf